Exhibit 99.1

DoubleDown Interactive Celebrates 12 Years of DoubleDown Casino

SEATTLE, WASHINGTON – August 16, 2022 — DoubleDown Interactive (NASDAQ: DDI) (“DoubleDown” or the “Company”), the developer behind the popular social casino game, DoubleDown Casino, celebrates 12 years since the launch of their flagship title.

“DoubleDown Casino was one of the first games of its kind when it debuted in 2010,” said In Keuk Kim, CEO of DoubleDown, “We are honored that DoubleDown Casino has remained one of the leading games in the social casino space for the past 12 years, and we are grateful to all our passionate players, to whom we owe our long-standing success.”

This milestone celebration started on August 14, 2022 with a countdown that gives away free prizes, leading up to the DoubleDown Birthday Bash on August 26 and 27, 2022. During the event, players are encouraged to complete slot quests and will earn a reward based on how many slot quests they complete.

DoubleDown Casino offers a variety of slot machines and table games, delivering the fun of Las Vegas casinos virtually on mobile and desktop platforms. This social casino game proudly features authentic Las Vegas slot machines developed by International Game Technology PLC, or IGT. Between casino titles and exclusive original slots, DoubleDown has a catalog of over 200 slots for players to enjoy.

Follow the latest activity on our social media pages:

Facebook: https://www.facebook.com/doubledowncasino

Twitter: https://twitter.com/doubledwncasino

Instagram: https://www.instagram.com/doubledowncasino

About DoubleDown

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historic fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The information contained in, or that can be accessed through, our social media pages is not incorporated by reference into, and is not a part of, this press release. We have included our social medial pages in this press release solely for informational purposes.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 408-7545

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com